UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 17, 2010.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended June 30, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: August 17, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 17, 2010

2.	Condensed Interim Consolidated Financial Statements as of June 30, 2010.

Exhibit 1

   Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2010 RESULTS

Backlog of orders increased to $5.36 billion;
Revenues at $603.3 million; Net income at $44.8 million;
Diluted net earnings per share at $1.04

Haifa, Israel, August 17, 2010 – Elbit Systems Ltd. (the “Company”) (NASDAQ and TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the second quarter ended June 30, 2010.

Revenues in the second quarter of 2010 were $603.3 million, as compared to $728.3 million in the second quarter of 2009. The decrease in revenues during the second quarter of 2010 was mainly in the C4I systems areas of operations in Israel and in Europe.

Gross profit amounted to $183.6 million (30.4% of revenues) in the second quarter of 2010, as compared to $211.9 million (29.1% of revenues) in the second quarter of 2009, which change primarily resulted from the reduction in revenues. Despite the lower revenues, the Company's gross profit margin rate in the second quarter of 2010 improved by 1.3%, compared with the second quarter of 2009.

Research and development ("R&D") expenses, net were $56.9 million (9.4% of revenues) in the second quarter of 2010, as compared to $53.0 million (7.3% of revenues) in the second quarter of 2009. The higher level of R&D expenses in the second quarter of 2010 reflected increased efforts on development and adaptations to market requirements of the Company's products.

Marketing and selling expenses were $50.3 million (8.3% of revenues) in the second quarter of 2010, as compared to $67.5 million (9.3% of revenues) in the second quarter of 2009. The variance is attributed to quarterly fluctuations in pursuit of market opportunities.

General and administrative expenses were $32.1 million (5.3% of revenues) in the second quarter of 2010, as compared to $29.4 million (4.0% of revenues) in the second quarter of 2009.

Other income, net in the second quarter of 2010 reflected a net gain of $4.8 million related to the revaluation of the previously held Azimuth Technologies Ltd. shares at the acquisition date due to its accounting treatment as a business combination achieved in stages.

Financial expenses, net were $1.0 million in the second quarter of 2010, as compared to net financial income of $11.4 million in the second quarter of 2009. The high level of financial income in the second quarter of 2009 was mainly a result of hedging activities related to the change in the U.S. Dollar versus the Israeli Shekel.

Taxes on income were $6.5 million (effective tax rate of 13.5%) in the second quarter of 2010, as compared to taxes on income of $14.0 million (effective tax rate of 19.3%) in the second quarter of 2009. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

   Earning Release

Equity in net earnings of affiliated companies and partnerships was $5.4 million (0.9% of revenues) in the second quarter of 2010, as compared to $3.4 million (0.5% of revenues) in the second quarter of 2009.

Net income attributable to non-controlling interests was $2.3 million in the second quarter of 2010, as compared to $2.5 million in the second quarter of 2009.

Net income attributable to the Company's ordinary shareholders in the second quarter of 2010 amounted to $44.8 million (7.4% of revenues), as compared to $59.7 million (8.2% of revenues) for the second quarter of 2009.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $1.04 for the second quarter of 2010, as compared with $1.39 for the second quarter of 2009.

The Company’s backlog of orders increased to $5,358 million as of June 30, 2010, as compared with $5,044 million as of December 31, 2009. Approximately 71% of the backlog relates to orders outside of Israel. Approximately 61% of the Company's backlog as of June 30, 2010, is scheduled to be performed during the second half of 2010 and in 2011.

Operating cash flow was $101.6 million in the first half of 2010, as compared to $93.6 million in the first half of 2009.

Issuance of Series A Notes:

On June 8, 2010, the Company announced that following the filing of a Shelf Offering Report dated June 6, 2010, and pursuant to its Shelf Prospectus dated May 18, 2010, the public offering in Israel of the Company's Series A Notes (the "Series A Notes") was concluded.

Based on the results of the concluded public offering, the Company issued, at par value, Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $284 million), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020, bearing a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment will be made on December 30, 2010, and the last interest payment will be made on June 30, 2020). The Series A Notes (principal and interest) will not be linked to any currency or index.

The Series A Notes contain standard terms and conditions and are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. The Series A Notes are listed for trading on the Tel Aviv Stock Exchange.

On May 13, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by the Company, which include the Series A Notes.

The Series A Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation "S" promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

   Earning Release

Recent Events:

On June 20, 2010, the Company announced that it was awarded a contract to supply a Latin American Army with Command, Control, Computer & Communications (C4I) systems and Electronic Warfare (EW) systems, valued at approximately $130 million. The project, to be performed over the next three years, is a part of the Army's extensive modernization program and is designated for all echelons, from the maneuvering forces up to the command headquarters. The new, unified communications network will facilitate a real-time common operational picture of the battlefield providing the Land Forces with enhanced operational performance and situational awareness, as well as improved force protection and prevention of "friendly fire".

On August 5, 2010, the Company announced, further to its announcements of July 15, 2010 and July 29, 2010, that the requirements were not met for implementing the tender offer ("Tender Offer") by its wholly-owned subsidiary, Elbit Security Systems Ltd., to acquire the ordinary shares of I.T.L Optronics Ltd. held by the public and therefore the Tender Offer was not implemented.

Management Comment:

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “Over the past two years we have spent close to a billion dollars on R&D and business development on a gross basis, a very significant amount for any company. We believe that these investments represent a valuable asset which provides the foundation for our long-term growth and leadership in the defense electronics industry, despite the current challenges we face in the area of revenue growth.”

Mr. Ackerman continued, “During the quarter, we completed a successful bond issuance in the Israeli market, amounting to approximately $284 million. These funds will support our M&A activities and our working capital needs, including our continued investment in R&D, which are a key part of our long-term strategy of complementary growth by adding synergistic companies to the Elbit Systems family.”

Mr. Ackerman concluded, “We are encouraged by the renewed increase in our backlog over the past two quarters, which provides us with a foundation for future growth. Elbit Systems remains well positioned strategically, operationally and financially, and the long-term prospects for the company remain promising."

   Earning Release

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the second quarter of 2010. The dividend’s record date is August 31, 2010, and the dividend will be paid on September 13, 2010, net of taxes and levies, at the rate of 17.92%.

The Company will also be hosting a conference call later today, Tuesday August 17, 2010 at 09:00a.m. Eastern Time. On the call, management will review and discuss the second quarter results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available for 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, SIGINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: http://www.elbitsystems.com.

   Earning Release

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact	IR Contact
Joseph Gaspar, Executive VP & CFO	Ehud Helft
Dalia Rosen, VP & Head of Corporate Communications	Kenny Green
Elbit Systems Ltd	CCG Investor Relations
Tel: +972-4-831-6663 / Fax: +972-4-831-6944	Tel: 1-646-201-9246
E-mail: j.gaspar@elbitsystems.com	E-mail: elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

   Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2010	2009
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$243,781	$140,709
Short-term bank deposits	107,146	115,924
Available for sale marketable securities	16,721	23,639
Trade receivables, net	604,238	659,524
Other receivables and pre-paid expenses	149,447	115,856
Inventories, net of customer advances	617,602	569,848
Total current assets	1,738,935	1,625,500

Investment in affiliated companies, partnership and other companies	95,162	88,759
Available for sale marketable securities	7,250	12,941
Long-term bank deposits and other receivables	51,115	36,338
Deferred income taxes, net	13,181	7,992
Severance pay fund	263,692	274,136
	430,400	420,166

Property, plant and equipment, net	428,601	404,675
Goodwill and other intangible assets, net	624,302	603,336
Total assets	$3,222,238	$3,053,677

Liabilities and Shareholders' Equity

Current maturities of long-term loans and Series A Notes	$36,857	$2,663
Trade payables	294,283	299,238
Other payables and accrued expenses	546,228	552,806
Customer advances in excess of costs incurred on contracts in progress	381,120	367,137
Total current liabilities	1,258,488	1,221,844

Long-term loans, net of current maturities	192,657	386,534
Series A Notes	247,559	-
Accrued termination liability	342,023	351,278
Deferred income taxes and tax liabilities, net	59,172	59,602
Customer advances in excess of costs incurred on contracts in progress	138,662	142,566
Other long-term liabilities	50,665	34,659
	1,030,738	974,639

Elbit Systems Ltd.'s shareholders' equity	904,495	832,868
Non-controlling interests	28,517	24,326
Total shareholders' equity	933,012	857,194
Total liabilities and shareholders' equity	$3,222,238	$3,053,677

   Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
Revenues	$1,221,478	$1,385,221	$603,277	$728,289	$2,832,437
Cost of revenues	853,372	965,084	419,716	516,420	1,982,954
Gross profit	368,106	420,137	183,561	211,869	849,483

Operating expenses:
Research and development, net	109,511	98,888	56,846	53,008	216,752
Marketing and selling	104,931	124,465	50,336	67,549	250,963
General and administrative	60,141	58,286	32,056	29,398	119,311
Other income, net	(4,756)	-	(4,756)	-	-
Total operating expenses	269,827	281,639	134,482	149,955	587,026

Operating income	98,279	138,498	49,079	61,914	262,457

Financial income (expenses), net	(4,137)	(7,602)	(1,002)	11,437	(15,585)
Other income (expenses), net	13,089	(646)	108	(551)	458
Income before taxes on income	107,231	130,250	48,185	72,800	247,330
Taxes on income	16,816	26,248	6,489	14,036	38,109
	90,415	104,002	41,696	58,764	209,221

Equity in net earnings of affiliated companies and partnership	9,301	8,193	5,389	3,417	19,292
Consolidated net income	$99,716	$112,195	$47,085	$62,181	$228,513

Less: net income attributable to non-controlling interests	(5,155)	(9,221)	(2,306)	(2,461)	(13,566)
Net income attributable to Elbit Systems Ltd.'s shareholders	$94,561	$102,974	$44,779	$59,720	$214,947

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:
Basic net earnings per share	$2.22	$2.44	$1.05	$1.42	$5.08
Diluted net earnings per share	$2.19	$2.41	$1.04	$1.39	$5.00

Weighted average number of shares used in computation of basic earnings per share	42,611	42,149	42,645	42,200	42,305

Weighted average number of shares used in computation of diluted earnings per share	43,257	42,729	43,234	42,924	42,983

   Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$99,716	$112,195	$228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,988	63,196	123,473
Write-off impairment	717	-	3,017
Stock based compensation	2,604	2,563	5,134
Amortization of Series A Notes discount and deferred financing costs	25	-	-
Deferred income taxes and reserve	(9,029)	(4,321)	7,606
Severance, pension and termination indemnities, net	(212)	(8,900)	(16,773)
Gain on sale of property, plant and equipment	(698)	208	(723)
Gain on sale of investments	(18,713)	-	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	(929)	(1,630)	(1,824)
Change in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	(3,980)	17,103	(136,224)
Decrease (increase) in inventories, net	(44,993)	10,672	75,431
Decrease in trade payables, other payables and accrued expenses	6,163	4,046	20,223
Increase (decrease) in advances received from customers	9,968	(101,543)	(95,397)
Net cash provided by operating activities	101,627	93,589	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(67,484)	(47,065)	(107,893)
Acquisition of subsidiaries and business operations	(34,566)	(13,783)	(48,234)
Investments in affiliated companies and other companies	(59)	(18,575)	(19,415)
Proceeds from sale of property, plant and equipment	5,139	4,238	9,055
Proceeds from sale of investments	12,751	-	33,026
Investment in available for sales debt-securities and long-term deposits, net	6,718	3,351	(11,010)
Investment in short-term deposits, net	16,016	(44,867)	(52,832)
Net cash used in investing activities	(61,485)	(116,701)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,908	5,692	9,871
Purchase of non-controlling interests	-	(110,250)	(110,250)
Repayment of long-term bank loans	(243,525)	(20,113)	(148,652)
Proceeds from issuance of Series A Notes, net	283,213	-	-
Deferred financing costs related to issuance of Senior A Notes	(2,163)	-	-
Receipt of long-term bank loans	55,000	170,167	256,354
Dividends paid	(32,503)	(45,839)	(76,172)
Change in short-term bank credit and loans, net	-	(6,854)	(7,531)
Net cash provided by (used in) financing activities	62,930	(7,197)	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	103,072	(30,309)	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	140,709	204,670	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$243,781	$174,361	$140,709
* Dividend received	$8,372	$7,324	$17,468

   Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Six Months Ended June 30				Three Months Ended June 30
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	358.1	29.3	346.5	25.0	178.3	29.6	173.7	23.8
Land systems	218.6	17.9	252.2	18.2	103.9	17.2	110.3	15.2
C4ISR systems	407.3	33.3	530.1	38.3	200.8	33.3	300.0	41.2
Electro-optics	168.2	13.8	190.4	13.7	86.5	14.3	107.7	14.8
Other (mainly non-defense engineering and production services)	69.3	5.7	66.0	4.8	33.8	5.6	36.6	5.0
Total	1,221.5	100.0	1,385.2	100.0	603.3	100.0	728.3	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Six Months Ended June 30				Three Months Ended June 30
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	276.3	22.6	300.8	21.7	133.5	22.1	176.3	24.2
United States	401.8	32.9	393.5	28.4	214.1	35.5	182.7	25.1
Europe	273.8	22.4	349.6	25.3	117.6	19.5	187.4	25.7
Other countries	269.6	22.1	341.3	24.6	138.1	22.9	181.9	25.0
Total	1,221.5	100.0	1,385.2	100.0	603.3	100.0	728.3	100.0

Exhibit 2

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2010
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2010
(Unaudited)
(In thousands of U.S. dollars)

C O N T E N T S

P a g e

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to the Consolidated Financial Statements	8 - 17

#   #   #   #   #   #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$243,781	$140,709
Short-term bank deposits	107,146	115,924
Available for sale marketable securities	16,721	23,639
Trade receivables, net	604,238	659,524
Other receivables and prepaid expenses	149,447	115,856
Inventories, net of advances	617,602	569,848
Total current assets	1,738,935	1,625,500

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	95,162	88,759
Available for sale marketable securities	7,250	12,941
Long-term bank deposits and receivables	51,115	36,338
Deferred income taxes, net	13,181	7,992
Severance pay fund	263,692	274,136
	430,400	420,166

PROPERTY, PLANT AND EQUIPMENT, NET	428,601	404,675

GOODWILL	355,595	336,910

OTHER INTANGIBLE ASSETS, NET	268,707	266,426

	$3,222,238	$3,053,677

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Current maturities of long-term loans and Series A Notes	$36,857	$2,663
Trade payables	294,283	299,238
Other payables and accrued expenses	546,228	552,806
Customers advances in excess of costs incurred on contracts in progress	381,120	367,137
Total current liabilities	1,258,488	1,221,844

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	192,657	386,534
Series A Notes	247,559	-
Accrued termination liability	342,023	351,278
Deferred income taxes and tax liability, net	59,172	59,602
Customers advances in excess of costs incurred on contracts in progress	138,662	142,566
Other long-term liabilities	50,665	34,659
	1,030,738	974,639

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,0000 shares as of June 30, 2010 and December 31, 2009 ; Issued 43,075,034 and 42,939,816 shares as of June 30, 2010 and December 31, 2009, respectively; Outstanding 42,666,113 and 42,530,895 shares as of June 30, 2010 and December 31, 2009, respectively	12,042	12,006
Additional paid-in capital	277,603	272,127
Treasury shares - 408,921 shares as of June 30, 2010 and December 31, 2009	(4,321)	(4,321)
Accumulated other comprehensive loss	(18,356)	(22,413)
Retained earnings	637,527	575,469
Total Elbit Systems Ltd. shareholders' equity	904,495	832,868
Non-controlling interests	28,517	24,326
	933,012	857,194

Total liabilities and shareholders' equity	$3,222,238	$3,053,677

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)		(Audited)

Revenues	$1,221,478	$1,385,221	$603,277	$728,289	$2,832,437
Cost of revenues	853,372	965,084	419,716	516,420	1,982,954
Gross profit	368,106	420,137	183,561	211,869	849,483

Operating expenses:
Research and development, net	109,511	98,888	56,846	53,008	216,752
Marketing and selling	104,931	124,465	50,336	67,549	250,963
General and administrative	60,141	58,286	32,056	29,398	119,311
Other income, net	(4,756)	-	(4,756)	-	-
Total operating expenses	269,827	281,639	134,482	149,955	587,026

Operating income	98,279	138,498	49,079	61,914	262,457
Financial income (expenses), net	(4,137)	(7,602)	(1,002)	11,437	(15,585)
Other income (expenses), net	13,089	(646)	108	(551)	458
Income before taxes on income	107,231	130,250	48,185	72,800	247,330
Taxes on income	16,816	26,248	6,489	14,036	38,109
	90,415	104,002	41,696	58,764	209,221

Equity in net earnings of affiliated companies and partnership	9,301	8,193	5,389	3,417	19,292
Consolidated net income	99,716	112,195	47,085	62,181	228,513
Less: net income attributable to non-controlling interests	(5,155)	(9,221)	(2,306)	(2,461)	(13,566)
Net income attributable to Elbit Systems Ltd.'s shareholders	$94,561	$102,974	$44,779	$59,720	$214,947

Earnings per share attributable to Elbit Systems Ltd.'s shareholders
Basic net earnings per share	$2.22	$2.44	$1.05	$1.42	$5.08

Diluted net earnings per share	$2.19	$2.41	$1.04	$1.39	$5.00

Number of shares used in computation of basic net earnings per share	42,611	42,149	42,645	42,200	42,305

Number of shares used in computation of diluted net earnings per share	43,257	42,729	43,234	42,924	42,983

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share and share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2009	42,079,452	$ 11,892	$ 300,227	$ (13,573)	$ 429,608	$ (4,321)	$ 76,475	$ 800,308
Exercise of options	451,443	114	9,757	-	-	-	-	9,871
Stock based compensation	-	-	5,134	-	-	-	-	5,134
Dividends paid	-	-	-	-	(76,172)	-	-	(76,172)
Purchase of subsidiary shares from non- controlling interest	-	-	(42,991)	-	-	-	(67,259)	(110,250)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $749 tax income	-	-	-	(11,381)	-	-	(97)	(11,478)	$ (11,478)
Foreign currency translation differences	-	-	-	1,367	-	-	1,517	2,884	2,884
Unrealized pension income, net of $1,473 tax expense	-	-	-	1,910	-	-	-	1,910	1,910
Unrealized income on available for sale securities, net of $1,103 tax expense	-	-	-	6,350	-	-	124	6,474	6,474
Cumulative effect from adoption of FSP 115-2 (codified in ASC 320-10, Investments – Debt and Equity Securities), net of $1,772 tax expense	-	-	-	(7,086)	7,086	-	-	-	-
Net income attributable to non- controlling interests	-	-	-	-	-	-	13,566	13,566	13,566
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	214,947	-	-	214,947	214,947
Total comprehensive income									$ 228,303
Balance as of December 31, 2009	42,530,895	$ 12,006	$ 272,127	$ (22,413)	$ 575,469	$ (4,321)	$ 24,326	$ 857,194
Exercise of options	135,218	36	2,872	-	-	-	-	2,908
Stock based compensation	-	-	2,604	-	-	-	-	2,604
Dividends paid	-	-	-	-	(32,503)	-	-	(32,503)
Other comprehensive income, net of tax:
Unrealized income on derivative instruments, net of $406 tax income	-	-	-	7,485	-	-	(199)	7,286	7,286
Foreign currency translation differences	-	-	-	(307)	-		(765)	(1,072)	(1,072)
Unrealized pension loss, net of $572 tax expense	-	-	-	(878)	-	-	-	(878)	(878)
Unrealized loss on available for sale securities, net of $54 tax income	-	-	-	(2,243)	-	-	-	(2,243)	(2,243)
Net income attributable to non- controlling interests	-	-	-	-	-	-	5,155	5,155	5,155
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	94,561	-	-	94,561	94,561
Total comprehensive income									$ 102,809
Balance as of June 30, 2010 (Unaudited)	42,666,113	$12,042	$ 277,603	$ (18,356)	$ 637,527	$ (4,321)	$ 28,517	$ 933,012

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$99,716	$112,195	$228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,988	63,196	123,473
Write-off impairment	717	-	3,017
Stock based compensation	2,604	2,563	5,134
Amortization of Series A Notes discount and deferred financing costs	25	-	-
Deferred income taxes and reserve	(9,029)	(4,321)	7,606
Severance, pension and termination indemnities, net	(212)	(8,900)	(16,773)
Gain on sale of property, plant and equipment	(698)	208	(723)
Gain on sale of investments	(18,713)	-	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(929)	(1,630)	(1,824)
Change in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	(3,980)	17,103	(136,224)
Decrease (increase) in inventories, net	(44,993)	10,672	75,431
Decrease in trade payables, other payables and accrued expenses	6,163	4,046	20,223
Increase (decrease) in advances received from customers	9,968	(101,543)	(95,397)
Net cash provided by operating activities	101,627	93,589	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(67,484)	(47,065)	(107,893)
Acquisition of subsidiaries and business operations (Schedule A)	(34,566)	(13,783)	(48,234)
Investments in affiliated companies and other companies	(59)	(18,575)	(19,415)
Proceeds from sale of property, plant and equipment	5,139	4,238	9,055
Proceeds from sale of investments	12,751	-	33,026
Investment in available for sales debt-securities and long-term deposits, net	6,718	3,351	(11,010)
Investment in short-term deposits, net	16,016	(44,867)	(52,832)
Net cash used in investing activities	(61,485)	(116,701)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,908	5,692	9,871
Purchase of non-controlling interests	-	(110,250)	(110,250)
Repayment of long-term bank loans	(243,525)	(20,113)	(148,652)
Proceeds from issuance of Series A Notes, net	283,213	-	-
Deferred financing costs related to issuance of Series A Notes	(2,163)	-	-
Receipt of long-term bank loans	55,000	170,167	256,354
Dividends paid	(32,503)	(45,839)	(76,172)
Change in short-term bank credit and loans, net	-	(6,854)	(7,531)
Net cash provided by (used in) financing activities	62,930	(7,197)	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	103,072	(30,309)	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	140,709	204,670	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$243,781	$174,361	$140,709
* Dividend received	$8,372	$7,324	$17,468

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U. S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	(Unaudited)		(Audited)

SUPPLEMENTARY CASH FLOW ACTIVITIES:

Cash paid during the period for:
Income taxes	$35,722	$16,885	$47,946
Interest	$4,229	$3,158	$11,665

SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$1,360	$(2,152)	$(3,979)
Property, plant and equipment	1,565	641	1,303
Other long-term assets	1,157	855	855
Goodwill and other intangible assets	35,613	15,811	51,427
Deferred income taxes, net	(3,449)	-	-
Long-term liabilities	(1,680)	(1,372)	(1,372)
	$34,566	$13,783	$48,234

(*)	In 2010, the Company acquired the remaining 81% of Azimuth Technologies Ltd.'s shares, of which 19% of the shares were held by the Company prior to the acquisition (See Note 1C).

In 2009, the Company acquired the shares of Shiron and the assets and business of BVR Systems (1998) Ltd.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL

A.
The accompanying interim condensed financial statements have been prepared in a condensed format as of June 30, 2010, and for the three and six months then ended in accordance with United States generally accepted accounting principles ")U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. These condensed interim consolidated financial statements are unaudited and should be read in conjunction with the  annual audited consolidated financial statements and accompanying notes as of December 31, 2009, included in the Company's annual report for the year ended December 31, 2009, filed on Form 20-F on March 10, 2010. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

Operating results for the six-month period ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

B.	Reclassifications have been made to comparative data in the balance sheet as of December 31, 2009 in order to conform to the current year’s presentation.

C.
On May 11, 2010, the Company's subsidiary, Elbit Security Systems Ltd. ("Elsec"), completed the acquisition of the balance of shares (81%) in Azimuth Technologies Ltd. ("Azimuth"), an Israeli based company, pursuant to the merger agreement signed by Azimuth and Elsec in January 2010. In November 2008, the Company purchased 19% of Azimuth shares. The purchase price for the 81% balance of Azimuth's shares was approximately $41,500, and the Company remeasured its previously held 19% to $8,500 using the share price of Azimuth on the Tel-Aviv Stock Exchange at the acquisition, resulting in an aggregate purchase price of approximately $50,000.

Azimuth and its wholly-owned subsidiary, Instro Precision Ltd., a U.K. based company, specialize in the development of military systems that provide for improved target acquisition, fire coordination, navigation and orientation.

The acquisition was accounted for using the purchase method as a business combination achieved in stages. The Company remeasured its previously held equity interest in Azimuth at its acquisition date fair value, using the quoted share price of Azimuth on Tel-Aviv Stock Exchange, and recognized gain of approximately $5,000 in earnings, net. The gain is included in "Other income, net."

The results of Azimuth were consolidated in the Company's condensed interim consolidated financial statements commencing on the date of acquisition.

D.
On June 9, 2010, the Company completed a public offering on the Tel-Aviv Stock Exchange of NIS 1.1 billion (approximately $284,000) Series A Notes (the "Series A Notes"). The Series A Notes were offered and sold in 2010 pursuant to a shelf prospectus that the Company filed in May 2010 with the Israeli Securities Authority and the Tel-Aviv Stock Exchange. The shelf prospectus allows the Company to offer and sell debt in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering. See Note 4.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.
The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual consolidated financial statements, except as detailed in the following Notes 2(C) and 2(D).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value.

In connection with the issuance of the Series A Notes, the Company entered into cross-currency interest rate swaps to convert the NIS fixed rate debt into a USD LIBOR (6 months) plus average of 1.65% rate obligation. The Company designates the cross-currency interest rate swaps as a fair value hedge to hedge the changes in the fair value of the Series A Notes due to both interest and foreign exchange rates.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings (i.e., in “Financial income (expenses), net“ as the hedged item is the Company's fixed-rate Series A Notes). See also Note 7.

D.	SERIES A NOTES

The Company accounts for the outstanding principal amount of its Series A Notes as long-term liability, in accordance with ASC 470, "Debt". The Series A Notes are classified as a long-term liability, with current maturities classified in short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. See also Note 4.

E.	RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". ASU 2010-20 is an update of ASC 310, "Receivables". This update requires enhanced disclosures on a disaggregated basis about:

1.	The nature of the credit risk inherent in the portfolio of financing receivables.
2.	How that risk is analyzed and assessed in arriving at the allowance for credit losses.
3.	The changes and reasons for those changes in the allowance for credit losses.

The disclosures required under ASU 2010-20 as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company is currently evaluating the impact of ASU 2010-20 on the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 3 -	INVENTORIES, NET OF ADVANCES

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Cost incurred on long-term contracts in progress	$765,736	$718,134
Raw materials	64,578	61,175
Advances to suppliers and subcontractors	40,410	36,638
	870,724	815,947
Less -
Cost incurred on contracts in progress deducted from customer advances	76,212	71,740
Advances received from customers (*)	107,579	113,511
Provision for losses on long-term contracts	69,331	60,848
	$617,602	$569,848

(*) The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances.

Note 4 -	SERIES A NOTES

June 30,
2010
(Unaudited)
Series A Notes	$281,732
Less – Current maturities	(27,744)
Fair value adjustments resulting from cross-currency interest rate swaps	(6,429)
$247,559

In June 2010, the Company issued Series A Notes in the aggregate principle amount of NIS 1.1 billion (approximately $284,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment will be made on December 30, 2010, and the last interest payment will be made on June 30, 2020). As of June 30, 2010, the Company recorded $389 as interest payable, which is included in accrued expenses and other accounts payable. Debt issuance costs were approximately $2,529, of which $2,163 was allocated to the Series A Notes discount, and $366 was allocated to deferred financing costs and are amortized as financial expense over the term of the Series A Notes due in 2020.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

On May 13, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by the Company, which include the Series A Notes.

The Series A Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 4 -	SERIES A NOTES (Cont.)

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swaps instruments will pay semi-annual coupons on June 30 and December 31.  The purpose of these transactions was to convert the NIS fixed rate Series A Notes into a USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.7% at June 30, 2010) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Note 5 -	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE

	Six months ended June 30, 2010 (Unaudited)			Six months ended June 30, 2009 (Unaudited)			Year ended December 31, 2009
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount

Basic net earnings	$94,561	42,611	$2.22	$102,974	42,149	$2.44	$214,947	42,305	$5.08

Effect of dilutive securities:
Employee stock options	-	646		-	580		-	678

Diluted net earnings	$94,561	43,257	$2.19	$102,974	42,729	$2.41	$214,947	42,983	$5.00

	Three months ended June 30, 2010 (unaudited)			Three months ended June 30, 2009 (Unaudited)
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$44,779	$42,645	$1.05	$59,720	$42,200	$1.42

Effect of dilutive securities:
Employee stock options	-	589	-		724
Diluted net earnings	$44,779	43,234	$1.04	$59,720	42,924	$1.39

(*) In thousands

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 6 -	FAIR VALUE MEASUREMENTS

The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Marketable equity securities and government debt securities are classified within Level 1. The Company’s investments in Auction Rate Securities (“ARS”) and Collateralized Debt Obligations (“CDOs”) are classified within Level 3 because they are valued using valuation techniques with significant unobservable inputs. The Company’s foreign currency derivative instruments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2009 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Marketable equity securities	$5,496	$-	$-
Debt securities:
Government bonds	23,639	-	-
ARS and CDOs	-	-	7,445
Foreign currency option contracts	-	17,915	304

Liabilities
Foreign currency derivative contracts	-	(10,699)	-
Total	$29,135	$7,216	$7,749

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 6 -	FAIR VALUE MEASUREMENTS (Cont.)

	Fair value measurement at June 30, 2010 (Unaudited) using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Debt securities:
Government bonds	$16,721	$-	$-
ARS and CDOs	-	-	7,256
Foreign currency forward and option contracts	-	24,162	-
Cross-currency interest rate swaps	-	6,367

Liabilities
Foreign currency derivative contracts	-	(11,339)	(65)
Cross-currency interest rate swaps	-	(16,109)	-
Total	$16,721	$3,081	$7,191

The following table presents our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2010 (unaudited):

Level 3
Balance, at December 31, 2009	$7,749
Net change for fair value included in other comprehensive income	(558)
Balance, at June 30, 2010	$7,191

For ARS and CDO debt securities, their fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value. The assumptions included among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 7 -	DERIVATIVE FINANCIAL INSTRUMENTS

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, respectively, the fair value of the Company's outstanding derivative instruments as of June 30, 2010 and December 31, 2009 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Derivatives designed as hedging instruments	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Foreign exchange contracts	$17,782	$10,819	$9,712	$6,292
Cross-currency interest rate swaps	6,367	-	16,109	-
	24,149	10,819	25,821	6,292
Derivatives not designed as hedging instruments
Foreign exchange contracts	6,379	7,096	1,560	4,407
Options exchange contracts	-	304	65	-
	$6,379	$7,400	$1,625	$4,407

(*) Presented as part of other assets.
(**) Presented as part of other payables.

B.
The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the six-month period ended June 30, 2010 and the year ended December 31, 2009, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective Portion of Derivative, net		Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)	((Unaudited)	(Audited)	(Unaudited)	(Audited)
Derivatives designed as hedging instruments
Foreign exchange contracts	$10,638	$(10,339)	$3,542	$5,102	$-	$-
Cross-currency interest rate swap (***)	-	-	-	-	(3,313)	-
Others	-	-	(427)	(152)	-	(3,062)
	$10,638	$(10,339)	$3,115	$4,950	$(3,313)	$(3,062)
Derivatives not designed as hedging instruments
Foreign exchange Contracts	$-	$-	$-	$-	$4,992	$678

(*) Presented as part of revenues/cost of sales
(**)	Presented as part of financial expenses
(***) The Company has recognized an additional loss in the amount of $6,429, which was attributable to a hedge risk (See Note 4).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 7 -	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.	The notional amounts of outstanding foreign exchange forward contracts at June 30, 2010 and December 31, 2009, is summarized below:

	Forward contracts
	Buy		Sell
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Euro	$15,881	$22,313	$161,998	$152,603
GBP	20,303	21,086	67,540	78,725
New Israeli Shekel	266,250	219,200	-	-
Other	-	-	10,391	15,613
	$302,434	$262,599	$239,929	$246,941

Options
	Buy		Sell
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
New Israeli Shekel	$3,000	$42,650	$3,000	$42,650

Note 8 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	LEGAL CLAIMS

(1)
Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

(2)
The Company and its wholly-owned Israeli subsidiary, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), are involved in a series of claims relating to ImageSat International N.V. ("ImageSat"), in which Elop holds an approximately 14% interest (7% on a fully diluted basis) and is entitled to nominate one director to ImageSat’s board of directors. ImageSat’s largest shareholder is Israel Aerospace Industries Ltd. (“IAI”). ImageSat is engaged in the operation of satellites and in providing satellite imagery. IAI has manufactured and supplied satellites to ImageSat, and Elop manufactured and supplied the cameras for those satellites as IAI’s subcontractor.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 8 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	LEGAL CLAIMS (Cont.)

The claims were filed by certain minority shareholders and debt holders of ImageSat against IAI, the Company and Elop. Some of the claims also named as defendants ImageSat and certain individuals who have served on ImageSat’s Board of Directors at various times including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar, the Company’s Board Chairman, President and Chief Financial Officer, respectively. The claims allege that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs, alleging various causes of actions and damages aggregating hundreds of millions of dollars, not all of which were alleged against the Company, Elop and/or the above-mentioned individual defendants. Five such claims were filed: (1) in July 2007 in the United States District Court for the Southern District of New York (the “N.Y. Southern District”) (the “July 2007 Claim”); (2) in August 2008 in the N.Y. Southern District (the “August 2008 Claim”); (3) in December 2008 in the N.Y. Southern District (the “December 2008 Claim”); (4) in January 2010 in the Supreme Court of the State of New York, County of New York (“New York County Supreme Court”) (the “January 2010 Claim”); and (5) in April 2010 in the District Court of Petach Tikva, Israel (the “April 2010 Claim”).

The July 2007 Claim was dismissed on the grounds of forum conveniens by the N.Y. Southern District in July 2008. The plaintiffs’ appeal to the U.S. Federal Court for the Second Circuit (the “Second Circuit”) was denied in November 2009, and the time for filing a petition to the Supreme Court of the United States has expired. Therefore, the July 2007 Claim is considered closed. The August 2008 Claim was dismissed by the N.Y. Southern District on the grounds of forum non-conveniens in January 2010 and also is considered closed. The December 2008 Claim was withdrawn, and in April 2009 re-filed in the New York County Supreme Court. In December 2009, all of the plaintiffs claims in the December 2008 Claim were dismissed by the New York County Supreme Court on the grounds of forum non-conveniens, except a single cause of action based on an alleged breach of a security holders agreement between various security holders of ImageSat (the “Security Holders Agreement”), due to an alleged failure to appoint independent directors to ImageSat’s board of directors. In July 2010, the New York County Supreme Court dismissed the January 2010 Claim as to one of the plaintiffs and limited the claim by the rest of the plaintiffs solely to the claim of an alleged breach of the Security Holders Agreement with respect to the nomination of independent directors to ImageSat’s board.  In July 2010, the defendants filed a motion to dismiss the April 2010 Claim, which is currently pending before the District Court of Petach Tikva.

The Company believes that there is no merit or basis to the allegations made in the remaining above-mentioned legal proceedings against it, Elop or the former ImageSat directors who were nominated by Elop. IAI has agreed to indemnify the Company, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 8 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	LEGAL CLAIMS (Cont.)

(3)
In December 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of the Company's Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics Ltd. (“Kinetics”), as well as against one of Elbit Systems’ officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with said subsidiaries and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed, and negotiations were terminated. Pinpoint claims that the agreement was completed, and thus entered into effect. Alternatively, Pinpoint claims that the Company's decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. Elbit Systems believes there is no merit to the allegations made in the claim, and the defendants have responded accordingly to the Court.  At the request of the Court, the parties are currently pursuing a mediation process.

B.	COVENANTS

(1)
In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2009, Elbit Systems and its subsidiaries, except Elisra, were in full compliance with all covenants.

(2)
Elisra’s liabilities to banks, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, are secured, with first priority liens and/or floating liens on all of Elisra’s property and assets, with no limitations as to amount, and by negative pledges. According to the agreement with the banks, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. During the six months ended June 30, 2010, Elisra received new financial covenants from two banks, which replaced the previous covenants.

As of June 30, 2010, Elisra is in full compliance with the new financial covenants, regarding two banks, but did not comply with the covenants of another bank, and that may have a negative effect on Elisra's repayment ability. In the opinion of Elisra's and the Company's management, Elisra's anticipated cash flows from operating activities and/or available sources of financing, in the twelve months following the  balance sheet date, will enable Elisra to meet its current liabilities.

Note 9 -	SUBSEQUENT EVENTS

On August 5, 2010, the Company announced, further to its announcements of July 15, 2010 and July 29, 2010, that the requirements for implementing the tender offer ("Tender Offer") issued by its wholly-owned subsidiary, Elbit Security Systems Ltd., to acquire the ordinary shares of I.T.L Optronics Ltd. held by the public were not met, and the Tender Offer was not implemented.

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